# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M804
Title of class of securities: Class A Common Stock, $0.001 per share par value
Address of issuer's principal executive offices: 11411 Southern Highlands Parkway,, Suite 240, Las Vegas, Nevada (NV), 89141
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-088527
Filed by CIK 0002033034

## Reporting persons
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (9.9% of the class)
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV, 89141

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 10017
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 700,000. This amount consists of 150,000 shares of Class A common stock and 550,000 shares of Class A common stock issuable upon conversion of convertible notes, and does not give effect to applicable beneficial ownership limitations.
Percent of class: 9.9%. This percentage is based on 1,259,893 shares of Class A common stock outstanding as of January 8, 2025, as reported by the issuer, and assumes the issuance of shares of Class A common stock upon conversion of convertible notes, which are subject to certain beneficial ownership limitations.
Sole power to vote or to direct the vote: 700,000. See Item 4(a).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 700,000. See Item 4(a).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (02/14/2025)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (02/14/2025)